December 14, 2015

Via EDGAR

Marianne Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	AIM International Mutual Funds (Invesco International Mutual Funds)

File Nos. 811-06463 and 033-44611

Dear Ms. Dobelbower:

Below are responses to your comments, which we discussed on November 23, 2015, regarding Post-Effective Amendment No. 64 (the “Amendment”) to the AIM International Mutual Funds’ (Invesco International Mutual Funds’) (the “Registrant”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 21, 2015. The purpose of the Amendment is to register a new fund, Invesco International Companies Fund (the “Fund”). These comments and responses apply to Class A, C, R, Y, R5 and R6 Shares of the Fund. Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.

SUMMARY PROSPECTUS

Fees and Expenses of the Fund (p. 1)

1.	Comment: With respect to the Fee Table and Footnote #3, confirm supplementally if the Adviser may recoup any advisory fees that it has contractually agreed to waive and/or reimburse.

Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.

Principal Investment Strategies of the Fund (p. 1)

2.	Comment: With respect to the 2nd sentence in the 2nd paragraph under the section entitled “Principal Investment Strategies of the Fund,” does the Fund intend to disclose market cap ranges?

Response: The Fund is considered an all-cap fund and will not disclose market cap ranges. However, to clarify that the Fund is an all-cap fund, the first sentence under “Principal Investment Strategies of the Fund” will be revised as follows:

“The Fund invests primarily in equity securities and depositary receipts of foreign issuers of all capitalization sizes, including small and mid-capitalization issuers.”

Principal Investment Strategies of the Fund (p. 1)

3.	Comment: With respect to the 8th paragraph under “Principal Investment Strategies of the Fund”, please clarify the portfolio management team’s approach to selecting the holdings included in the Fund’s portfolio.

Response: The Registrant believes that the current disclosure sufficiently describes the portfolio management team’s approach to stock selection as a “rigorous bottom-up fundamental investment approach” is the best way to describe to shareholders the portfolio management team’s approach to selecting holdings. Additionally, the current disclosure describes what the portfolio management team looks for in determining whether to invest in a company. There is no additional information to provide to shareholders regarding stock selection.

Principal Risks of Investing in the Fund (p. 2)

4.	Comment: Include small-cap risk.

Response: The following risk has been added:

“Small- and Mid-Capitalization Risks. Small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.”

STATUTORY PROSPECTUS

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 3)

5.	Comment: How will the Registrant address the Fund’s capitalization?

Response: See comment #2 above. The Registrant has revised the first sentence in the 2nd paragraph under “Investment Objective(s), Strategies, Risks and Portfolio Holdings - Objective(s) and Strategies”, as follows:

“The Fund invests primarily in equity securities and depositary receipts of foreign issuers of all capitalization sizes, including small and mid-capitalization issuers.”

Investment Objective(s), Strategies, Risks and Portfolio Holdings (p. 3)

6.	Comment: Include small-cap risk.

Response: The following risk has been added:

“Small- and Mid-Capitalization Risks. Investing in securities of small and mid-capitalization companies involves greater risk than customarily is associated with investing in larger, more established companies. Stocks of small- and mid-capitalization companies tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies. These securities may have returns that vary, sometimes significantly, from the overall securities market.”

Related Performance (p. 6)

7(a).	Comment: With regards to Related Performance, please represent supplementally that the Adviser and/or the Fund has the records necessary to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant has confirmed that Invesco Advisers, Inc. will maintain the records necessary to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

7(b).	Comment: In the first paragraph of this section, disclosure indicates “The tables below show the returns of the Trimark International Companies Composite, which includes two portfolios (the Portfolios) managed by Invesco Canada and sub-advised by Invesco that have investment objectives, policies, and strategies substantially similar to those of the Fund.” Does the Trimark International Companies Composite contain all accounts substantially similar to the Fund?

Response: Yes, the Trimark International Companies Composite contains all accounts substantially similar to the Fund. The sentence above has been updated to read as follows:

“The tables below show the returns of the Trimark International Companies Composite, which includes all portfolios (the Portfolios) managed by Invesco Canada and sub-advised by Invesco that have investment objectives, policies, and strategies substantially similar to those of the Fund.”

7(c).

Comment: In the second paragraph of this section, disclosure indicates “The returns shown do not reflect the actual management fee or other expenses payable by the Fund and do not reflect the front-end or deferred sales loads payable by certain share classes of the Fund.” Prior performance should specify either (i) that performance is net of all actual fees and expenses, including sales loads or (ii) that performance is adjusted to reflect all of the Fund’s expenses listed in the fee table, including sales load. Please revise disclosure to be consistent with this requirement.

Response: The Registrant respectfully declines to make the requested change.

The Fund is not aware of any precedent in the staff’s line of no-action letters with respect to investment company related performance that requires such performance to be calculated to reflect sales charges. The Fund’s related performance has been calculated using actual performance returns of the Portfolios and what we believe is industry best practice performance standards.

The Fund discloses that the performance of the Portfolios that comprise the Trimark International Companies Composite does not reflect any sales loads of the Portfolios or the Fund. The Fund believes that the disclosure preceding the presentation of the related performance sufficiently discloses all material differences between the Fund’s performance and the related performance, such that the related performance information is not presented in a misleading manner.

However, in order to provide clarity surrounding the effect of sales loads, the following sentence has been added to this paragraph:

“The performance of the Trimark International Companies Composite would be lower if adjusted to reflect the sales loads imposed on certain share classes of the Portfolios or the sales loads of Class A shares of the Fund.”

With respect to the foregoing comments, Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-1968 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel

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